

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2011

<u>Via E-mail</u>
Zeev Joseph Kiper, President
Super Light, Inc.
23 A HaMe'eri Street
Givatayim, 53332 Israel

> **Re:** **Super Light, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 18, 2011**
> **File No. 333-174435**

Dear Mr. Kiper:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

Selling Security Holders, page 15

1. Please provide the information under Selling Security Holders, on page 15 and Security Ownership of Certain Beneficial Owners and Management, on page 34, as of the most recent practicable date.

Management's Discussion and Analysis, page 17
Plan of Operation, page 17

2. It is unclear whether the costs described under Inspection/Verification and Regulatory Testing on page 19 are contemplated in the table under Expenditures on page 20. Please revise to clarify what portion of your budget is allocated to the inspection of goods in

China. In this regard, we note that on page 19 you state you plan to hire an inspection company in the first quarter of 2012.

Management, page 31

3. We note your revised disclosure on page 23 where you discuss your CEO's "extensive business experience in the Baltic countries over the last five years." Please revise your description of Mr. Kiper's business background on page 32 to disclose how he gained such experience.

Existing or Probable Government Regulations, page 30

4. We partially reissue comment 15 of our letter dated July 27, 2011. Please revise to expand your discussion of any Chinese governmental regulations on the company's business.

Certain Relationships and Related Transactions, page 35

5. Please revise this section to provide the information required by Item 404(a)(5) of Regulation S-K with respect to the loan from Ms. Hana Abu.

Financial Statements, page F-1
Financial Statement Updating

6. Please update your financial statements pursuant to Rule 8-08 of Regulation S-X. Also update your summary financial data on page six accordingly.

Notes to Financial Statements, page F-7
5. Related Party Loans and Transactions, page F-10

7. We note in the terms of the loan agreement between the Company and Ms. Abu, filed as Exhibit 10.1 to your Form S1/A2, that all outstanding amounts under the loan bear interest at a rate of 7% per annum. We further note your footnote disclosure that states the loan is non-interest bearing. Please revise as necessary so that your footnote disclosures agree with the loan terms in Exhibit 10.1.

Other Expenses of Issuance and Distribution, page II-1

8. Please reconcile the estimated cost of legal and accounting fees and expenses listed in the table on page II-2 with your disclosure under Expenditures on page 20.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Steve Lo at (202) 551-3394 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or David Link, at (202) 551-3356 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director